[redacted]

UN SECURITIES ANI Washin...

10029606

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67584

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alluvion Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Poplar Avenue, Suite 809
(No. and Street)

Memphis	TN	38137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John S. Jumper (901) 763-0744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

7240 Goodlett Farms Pkwy, Ste 101	Cordova	TN	38016-4925
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ma 3/6

OATH OR AFFIRMATION

I, John S. Jumper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alluvion Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

LOWELL S. WILSON STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY My Commission Expires 08-11-2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

PARTNERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
ROBERT L. GOSS, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA
MICHAEL L. STERLING, CPA
CYNTHIA C. ROBB, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

Board of Governors
Alluvion Securities, LLC

We have audited the accompanying statement of financial condition of Alluvion Securities, LLC, as of December 31, 2009, and the related statements of income, members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alluvion Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordova, Tennessee
February 19, 2010

Jackson, Howell & Associates, PLLC

Alluvion Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash	$ 117,375
Receivables from broker-dealers and clearing organizations	25,528
Receivables from noncustomers	45,872
Securities owned, at fair value	724,851
Other investments	200,000
Furniture and equipment, at cost, less accumulated depreciation of $31,352	58,877
Other assets	16,967
	$1,189,470

LIABILITIES AND MEMBERS' EQUITY

Payable to broker-dealers and clearing organizations	$ 4,851
Accrued commissions	2,090
Accounts payable and accrued expenses	11,365
	18,306
Commitments and contingencies	-
Members' equity	1,171,164
	$1,189,470

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2009

REVENUES:	
Losses from trading activity	$ (8,392)
Concession income	105,413
Underwriting fees	81,859
Interest income	16,479
Other income	252,583
	447,942
EXPENSES:	
Employee compensation and benefits	523,172
Floor brokerage, exchange and clearance fees	72,893
Communications and data processing	17,655
Occupancy	70,836
Interest and dividends	10,928
Other expenses	116,922
	812,406
NET LOSS	$(364,464)

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2009

	Preferred Interest	Common Interest	Total Interest
Balance at January 1, 2009	$ -	$ 369,628	$ 369,628
Member contributions	950,000	416,000	1,366,000
Member distributions	-	(200,000)	(200,000)
Net loss	-	(364,464)	(364,464)
Balance at December 31, 2009	$950,000	$ 221,164	$1,171,164

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2009

Subordinated borrowings at January 1, 2009	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2009	$ -

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (364,464)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation	14,837
Unrealized loss on securities	30,000
(Increase) decrease in operating assets:	
Net receivable from broker-dealer and clearing organizations	6,833
Receivable from noncustomers	(872)
Other assets	45,919
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(6,041)
Accrued commissions	(2,510)
NET CASH USED IN OPERATING ACTIVITIES	(276,298)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(9,253)
Purchase of investments	(200,000)
NET CASH USED IN INVESTING ACTIVITIES	(209,253)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	616,000
Member distributions	(200,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	416,000
DECREASE IN CASH	(69,551)
CASH AT BEGINNING OF YEAR	186,926
CASH AT END OF YEAR	$ 117,375
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 10,928
Income taxes	$ -

Non-cash financing activity - a member contribution in the amount of $750,000 was received in the form of securities.

The accompanying notes are an integral part of these financial statements.

NOTE A - NATURE OF BUSINESS

The Company is a securities broker dealer operating under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a registered limited liability company organized in the State of Delaware conducting business through its Memphis, Tennessee office.

The Company primarily transacts business with banks and other financial institutions, private organizations and individuals in a principal capacity of buying and selling various types of debt securities, which include obligations of the United States government, government agencies and state and local governments. The Company also acts as an agent for customers in acquiring certificates of deposits and private placement loans. In addition, the Company works directly with state and local governments as financial advisor and underwriter of new issues of municipal debt.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Southwest Securities, Inc. to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations. The customer's funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC) with additional protection provided by a third party to cover the entire account net equity up to an aggregate of $100 million.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Underwriting Fees

Underwriting fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed.

As a result, no provisions for income taxes or deferred income taxes have been made.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Events Occurring After Report Date

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 19, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

**Fair Value Measurements on a Recurring Basis
As of December 31, 2009**

ASSETS	Level 1	Level 2	Level 3	Total
Cash	$117,375	$ -	$ -	$117,375
Securities owned:				
Obligations of states, counties and municipalities	4,851	-	-	4,851
Stocks and warrants	720,000	-	-	720,000
TOTALS	$842,226	$ -	$ -	$842,226
LIABILITIES				
Securities sold, not yet purchased:				
Obligations of states, counties and municipalities	$ 4,851	$ -	$ -	$ 4,851
TOTALS	$ 4,851	$ -	$ -	$ 4,851

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Clearing deposit	$25,350	$ -
Due to Maintenance clearing organization for inventory	-	4,851
Other	178	-
	$25,528	$4,851

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE E - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

State and municipal obligations	$4,851

NOTE F - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2009 are approximately as listed below:

Year Ending	Amount
2010	$23,473

Certain leases contain renewal options and escalation clauses. Rent expense for 2009 aggregated to $53,806 and is included in the Occupancy expense line item in the Statement of Income.

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments as of December 31, 2009.

NOTE H - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions of equity paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of approximately $631,858 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

NOTE J - COLLATERAL

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2009, consist of the following:

Financial Statement Classification	Carrying Amount
Cash	$31,049
Securities owned	$ 4,851

NOTE K - RELATED PARTIES

The Company is a special purpose entity of The Harbor Bank of Maryland. The Harbor Bank of Maryland is a state charted commercial bank that has provided commercial and retail banking services in Baltimore, Maryland since 1982.

NOTE L - PREFERRED INTEREST

During the year, the Company sold a $200,000 non-voting, convertible, perpetual preferred interest in the Company to an individual in exchange for a cash contribution of $200,000. The preferred interest is convertible to a majority ownership of common interest of the Company upon regulatory approval.

NOTE L - PREFERRED INTEREST - CONTINUED

The Company also sold a preferred interest in the Company to a privately held investment entity. The entity received 25,000 units of non-voting, non-convertible, cumulative, perpetual, preferred units of the Company with a value of $30.00 per unit for total consideration of $750,000. Securities in the amount of $750,000 were transferred to the Company in exchange for the ownership interest. The preferred interest bears a cumulative coupon rate of 4% per annum with distributions paid quarterly beginning in March, 2010. In the event the market value of the contributed securities falls below $0.25 per share the quarterly distributions will be suspended. In the event of the dissolution of the Company, the preferred interest holder is entitled to receive any distribution of assets prior to holders of common interest in the Company. The preferred interest holder has no voting rights pertaining to the operation and management of the Company.

As of December 31, 2009, the market value of the contributed securities was $0.24 per share.

SUPPLEMENTARY INFORMATION

Alluvion Securities, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Schedule I

Net capital:		
Total members' equity		$1,171,164
Deductions and/or changes:		
Receivables from noncustomers	$ 45,872	
Other investments	200,000	
Furniture and equipment, net	58,877	
Other assets	16,968	321,717
Net capital before haircuts on securities positions		849,447
Haircuts on securities positions:		
Municipal securities	243	
Stocks and warrants	108,000	
Undue concentration	108,000	216,243
NET CAPITAL		$ 633,204
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued commissions		$ 2,090
Accounts payable and accrued expenses		11,365
AGGREGATE INDEBTEDNESS		$ 13,455
Computation of basic net capital requirement:		
Minimum net capital required		$100,000
Excess net capital at 1000%		$631,858
Ratio of aggregate indebtedness to net capital		.02 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2009 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

PARTNERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
ROBERT L. GOSS, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA
MICHAEL L. STERLING, CPA
CYNTHIA C. ROBB, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Governors
Alluvion Securities, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplementary schedule of Alluvion Securities, LLC (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedure followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which would rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Cordova, Tennessee
February 19, 2010

Jackson, Howell & Associates, PLLC

Alluvion Securities, LLC

FINANCIAL REPORT

December 31, 2009